THE COMPANY

1.   Name of issuer: REGEN Industrial Hemp USA, LLC

ELIGIBILITY

2.   ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No
       Explain:

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

       Name: Jane Burnes Leverenz, Manager Dates of Service: November 2019 to present

       Principal Occupation: President, CEO, Treasurer, and Secretary
       Employer: REGEN Industrial Hemp USA, LLC
       Dates of Service: November 2019 – Present
       Employer's principal business: Industrial Hemp Technologies

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

       Position: N/A (Retired)   Dates of Service:
       Position: Dates of Service:
       Position: Dates of Service:

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

> Employer: REGEN Industrial Hemp USA, LLC
> Employer's principal business: Industrial Hemp Technologies
> Title: President, CEO, Treasurer, and Secretary   Dates of Service: November 2019 – Present
> Responsibilities: Developing intellectual property and proprietary equipment design.
> Creating the foundation and network to develop and grow the business of the Company.

> Employer: N/A (Retired)
> Employer's principal business:
> Title: Dates of Service:
> Responsibilities:

> Employer:
> Employer's principal business:
> Title: Dates of Service:
> Responsibilities:

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

> Name: Jane A. Burnes Leverenz
> Title: President, CEO, Treasurer, and Secretary
> Dates of Service: November 2019 to present
> Responsibilities: Developing intellectual property and proprietary equipment design.
> Creating the foundation and network to develop and grow the business of the Company.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

> Position: N/A (Retired)   Dates of Service:
> Responsibilities:

> Position: Dates of Service:
> Responsibilities:

> Position: Dates of Service:
> Responsibilities:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

> Employer: Not Applicable (Retired)
> Employer's principal business:
> Title: Dates of Service:
> Responsibilities:

> Employer:
> Employer's principal business:
> Title: Dates of Service:
> Responsibilities:

> Employer:
> Employer's principal business:

Title:_____ Dates of Service: _____

Responsibilities:_____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jane Burnes Leverenz	10,000,000 Units	100 %
		%
		%
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

   "Business Plan attached hereto as Exhibit A"

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommend-ed or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex-change Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

(1)   _____
(2)   _____
(3)   _____
(4)   _____
(5)   _____
(6)   _____
(7)   _____
(8)   _____
(9)   _____
(10)   _____
(11)   _____

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. The accounting firm that audited our financial statements has expressed doubt regarding our ability to continue as a going concern. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We have had limited operations to date.

We have had limited operations to date, and limited cash available for operations. We will be reliant on the proceeds of this offering to implement our business plan. As a result, it will be difficult for you to evaluate our potential future performance without the benefit of an established track records from companies implementing a similar investment strategy. We may encounter unanticipated problems implementing our investment strategy, which may have a material adverse effect on our results of operations. Accordingly, no assurance can be given that we will be successful in implementing our investment strategy or that we will be successful in achieving our objective. Our prospects for success must be considered in the context of a new company with limited resources in a highly competitive industry. As a result, investors may lose their entire investment.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company must procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

There may be unanticipated obstacles to the execution of the Company's business plan.

The Company's business plans may change significantly. Our business plan is capital intensive. We can give no assurance that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

The current lack of patent protection for our technology may make it more difficult for us to enforce our rights and may make it easier for others to compete with us.

If we are unable to obtain, maintain and enforce patent protection for our current and future technology, or if the scope of the patent protection obtained is not sufficiently broad, our competitors or other third parties could develop and commercialize technologies similar or identical to ours and our ability to successfully develop and commercialize our technology may be adversely affected. We intend to file provisional patent applications with the United States Patent and Trademark Office covering proprietary intellectual property developed by us. However, filing provisional patent applications in no way guarantees that we will receive any issued patents, which may undermine our ability to successfully protect our intellectual property.

We may be involved in lawsuits to protect or enforce our future patents or other intellectual property or proprietary rights, which could be expensive, time consuming and unsuccessful and our future issued patents could be found invalid or unenforceable.

Competitors or other third parties may infringe, misappropriate or otherwise violate the patents of our licensors or any patents issued as a result of our future patent applications. To counter infringement, misappropriation or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid, is unenforceable or is not infringed, or may refuse to stop the other party in such infringement proceeding from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our future owned patents at risk of being invalidated, held unenforceable or interpreted narrowly.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain.

Our commercial success depends in part on our ability to develop and commercialize our products candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the patents, trademarks, and proprietary rights of third parties. We cannot provide any assurance that our products do not infringe, misappropriate or otherwise violate other parties' patents, trademarks, or other proprietary rights, and competitors or other parties may assert that we infringe, misappropriate or otherwise violate their proprietary rights in any event. We may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our products. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could have a negative impact on our ability to commercialize our products.

We may be unsuccessful in licensing or acquiring intellectual property from third parties that may be required to develop and commercialize our products.

A third party may hold intellectual property, including patent rights, that are important or necessary to the development and commercialization of our products, in which case we would be required to acquire or obtain a license to such intellectual property from these third parties, and we may be unable to do so on commercially reasonable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary.

We may become subject to Food and Drug Administration or Bureau of Alcohol, Tobacco, Firearms and Explosives regulation.

The possible FDA Regulation of hemp and industrial hemp-derived CBD, and the possible registration of facilities where hemp is grown and hemp-derived products are produced, if implemented, could negatively affect our hemp business.

As a result of the passage of the Farm Bill, at some indeterminate future time, the FDA may choose to change its position concerning products containing hemp, CBD, and other cannabinoids derived from hemp, and may choose to enact regulations that are applicable to such products, including, but not limited to: the processing of hemp into hemp products and applicability of good manufacturing practices to such processing; regulations covering the physical facilities where hemp is grown and/or processed; and possible testing to determine efficacy and safety of products containing hemp-derived CBD.. In the hypothetical event that some or all of these regulations are imposed, we do not know what the impact would be on the hemp industry in general, and what costs, requirements and possible prohibitions may be enforced. If us or our customers are unable to comply with the conditions and possible costs of possible regulations and/or registration, as may be prescribed by the FDA, our business may be negatively affected.

Changes to Federal Laws Pertaining to Hemp

Federal regulations under the 2018 Farm Bill were promulgated in the IFR on October 31, 2019. The IFR governs the domestic production of Hemp under the 2018 Farm Bill and also specifies the provisions that a state or tribal Hemp plan must contain to be in compliance with the 2018 Farm Bill. However, some states are continuing to operate under the 2014 Farm Bill through the 2021 growing season. The IFR, which expires November 1, 2021, was replaced by the USDA's Final Rule on the same topic and took effect March 22, 2021. Should the USDA's implementation of the permanent regulations adopted pursuant to the 2018 Farm Bill or other regulations result in stricter requirements on the Company or our customers than those of the 2014 or 2018 Farm Bills or the IFR, such changes could have a material adverse effect on the Company's business, financial condition and results of operations.

We may be subject to risks that inhibit our growth and future operations.

We may be subject to growth-related risks, including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Our inability to deal with this growth may have a material adverse effect on our business, prospects, revenue, results of operation and financial condition.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations.

We may be unable to find and hire additional qualified management and professional personnel. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk.

We expect our expenses to grow as the Company grows.

Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company has broad discretion in the use of the proceeds from this Offering.

The Company intends to use the proceeds from this offering for the purposes set forth under the section captioned "Use of Proceeds" below. However, our management has broad discretion over how these proceeds are to be used and based on unforeseen technical, commercial or regulatory issues and could spend the proceeds in ways with which you may not agree. Moreover, the proceeds may not be invested effectively or in a manner that yields a favorable or any return, and consequently, this could result in financial losses that could have a material adverse effect on our business, financial condition and results of operations.

We are taxed as a "pass-through" entity which means that income and losses must be recognized by you as an owner of the Company.

The Company, as a limited liability company, is taxed as a partnership or a "pass-through" entity. As such, each investor will be subject to various federal, state and local income taxes based on their pro rata share of the Company's income. The amount of the taxable income, or the amount of tax due with respect thereto, may exceed the cash available for distribution by the Company to its members and would have to be paid by each member with cash sources other than the Company. No representation or warranty of any kind is made by the Company with respect to any tax consequences relating to the allocations of taxable income or loss to members, or any actions the Company might take or be in a position to take to make cash distributions to its members. Even if the Company seeks to distribute amounts to Unit holders each year sufficient to cover their income tax liabilities, the Company may be limited, by contractual or other legal limitations, in its ability to make such distributions. As such, investors in this offering must possess the financial resource to bear their portions of the tax liability.

We are not subject to public company reporting regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

If we do not sell all of the Units in the Offering, we will not be able to carry out all of the proposed actions described in our business plan.

The actual dollar amount we receive in the Offering may be significantly less than the possible maximum net proceeds. In such case, we may not have the financial resources necessary to continue operations or to undertake all of the activities described in our business plan as and when intended. Even if we sell all of the Units in the Offering, we will likely need to seek additional financing in the future. We do not know if any required funding will be available when we need it or that it will be available at an acceptable cost and on acceptable terms.

Neither the Offering nor the Units have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Units of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

The Units will not be freely tradable until one year from the initial purchase date. Although the Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units. Because the Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units may also adversely affect the price that you might be able to obtain for the Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Units for its own account, for investment purposes and not with a view to resale or distribution thereof.

No guarantee of return on investment.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

There is no present market for the Units and we have arbitrarily set the price.

We have arbitrarily set the price of the Units with reference to the general status of the securities market and other relevant factors. The Offering price for the Units should not be considered an indication of the actual value of the Units and is not based on our net worth or prior earnings. We cannot assure you that the Units could be resold by you at the Offering price or at any other price.

A majority of the Company is owned by a single owner.

Prior to the Offering the Company's founder owner holds 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Minnesota law, the owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. The founder may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the owner could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the units will be subject to dilution.

Owners of Units do not have preemptive rights. If the Company conducts subsequent Offerings of or securities convertible into, units pursuant to a compensation or distribution reinvestment plan or otherwise issues additional units, investors who purchase units in this Offering who do not participate in those other equity issuances will experience dilution in their percentage ownership of the Company's outstanding units. Furthermore, owners may experience a dilution in the value of their units depending on the terms and pricing of any future unit issuances (including the Units being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Units will be equity interests in the Company and will not constitute indebtedness.

The Units will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Units and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Units will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Units.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Units.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Units for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Units unless an exemption from registration is available.

The Company does not anticipate paying any cash distributions for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of . In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Units and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE OFFERING

9.   What is the purpose of this offering?

To raise capital to develop proprietary equipment, to conduct marketing, and for general business management.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$20,000	$5,000,000
Less: Offering Expenses		
(A) Intermediary Fees	$1,000	$250,000
(B)		
(C)		
Net Proceeds	$19,000	$4,750,000
Use of Net Proceeds		
(A) Equipment Fabrication	$4,000	$3,000,000
(B) Marketing	$5,000	$100,000
(C) Legal Fees	$10,000	$25,000
(D) Research and Development	-	$325,000
(E) Land Purchase	-	$1,000,000
(F) Compensation	-	$300,000
Total Use of Net Proceeds	$19,000	$4,750,000

11.

(a) Did the issuer me use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

Testing the waters materials used under the authorization of Rule 206 are attached hereto as Exhibit D.

(b) How will the issuer complete the transaction and deliver securities to the investors?

Silicon Prairie Portal will process the transaction and subscription agreements.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

The Company is offering securities in the form of Nonvoting Limited Liability Company Units which are referred to as "Units." The Units are being sold at a price per Unit of $2.50 and that immediately preceding the Offering, there are 10,000,000 Units issued and outstanding. The maximum amount of Units that may be sold in the Offering is 2,000,000. Each Unit has certain rights, subject to the terms of the Operating Agreement accompanying this Form C in Exhibit E.

Once you pay for your Unit, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

The Units sold in the Offering have no voting rights as described in the Operating Agreement and are not entitled to participate in any decisions in connection with management of the Company. Additionally, the Units sold in the Offering will not amount to a majority of equity, meaning that owners of the Units will be subject to the decisions of the holders of a majority of the overall Units and managers of the Company.

14.   Do the securities offered have voting rights?   ☐ Yes ☒ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☒ No
        Explain:_____

16.   How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

        (1)   to the issuer;
        (2)   to an accredited investor;
        (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
        (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):	None		☐ Yes ☐ No	☐ Yes ☐ No Specify:_____
Units	12,000,000	10,000,000	☐ Yes ☒ No	☐ Yes ☐ No Specify:_____
Debt Securities:	None		☐ Yes ☐ No	☐ Yes ☐ No Specify:_____
Other:	None		☐ Yes ☐ No	☐ Yes ☐ No Specify:_____

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	
Other Rights:	
_____	
_____	

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Not applicable - there is no debt convertible into equity, and there are no warrants, options or other convertible instruments outstanding

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No
Explain:_____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Not applicable - there is no debt convertible into equity, and there are no warrants, options or other convertible instruments outstanding

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the Units was determined solely and arbitrarily by the Company with no relation to traditional measures of valuation such as book value or price-to-earnings ratios.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the Company, our majority equity holder may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority equity holder may decide to issue additional equity to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23.   What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,

Following your investment in the Company, the Company may sell interests to additional investors that will dilute your percentage interest in the Company. The declining of an opportunity or the inability of an investor to make a follow on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of your interest in the Company.

- issuer repurchases of securities,

The Company may have authority to repurchase its securities from members, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interest held by other similarly situated investors to you, and create pressure on you to sell its securities to the Company concurrently.

- a sale of the issuer or of assets of the issuer or

As a minority owner of the Company, you will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Accordingly, the success of the Investor's investment in the Company will depend largely upon the skill and expertise of its management team/

- transactions with related parties?

The Company may engage in transactions with affiliates, subsidiaries, or other related parties, which may be on terms which are not arm's length, but will in all cases be consistent with the duties of the management of the Company to its members. By acquiring an interest in the Company, you will be deemed to have acknowledged the potential existence of, and waived any claim with respect to, any liability arising from the existence of such conflicts of interest.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding (as of December 31, 2021)	Interest Rate	Maturity Date	Other Material Terms
Janes Burnes Leverenz	$87,803	10.0%	Due on demand	

25. What other exempt offerings has the issuer conducted within the past three years?

None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

   (1) any director or officer of the issuer;
   (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   (4) any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Name: Jane Burnes Leverenz
Transaction Type: Loan
Amount Outstanding (as of December 31, 2021): $87,803
Interest Rate: 10.0%
Maturity date: Due on demand
Relationship: CEO, President, Treasurer, Secretary, Manager, and sole Member of the Company

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company currently has no operating revenues and has operated to date primarily with proceeds from a personal loan from CEO and President of the Company, Jane Burnes Leverenz.

The proceeds from this offering (maximum amount of $5,000,000) are expected to be sufficient for the Company to complete and bring to market its first commercial product and begin producing operating revenues. The Company currently has limited existing cash resources and will be dependent upon the funds raised in this offering being sufficient to finish the development of the Company's first product

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(a) $107,000 or less:	☐The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): o Total income o Taxable income; and o Total tax; certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and	Financial statements must be certified by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.
(b) More than $107,000, but not more than $535,000:	☐Financial statements of the issuer and its predecessors, if any.	Financial statements must be reviewed by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
(c) More than $535,000:	☒Financial statements of the issuer and its predecessors, if any.	If the issuer has previously sold securities in reliance on Regulation Crowdfunding: Financial statements must be audited by a public accountant that is independent of the issuer and must include a signed audit report.

If the issuer has not previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $535,000 but not more than $5,000,000:

Financial statements must be reviewed by a public accountant that is independent of the issuer and must include a signed review report.

If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

30.   With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:
(i)   in connection with the purchase or sale of any security? ☐ Yes ☒ No
(ii)   involving the making of any false filing with the Commission?
☐ Yes ☒ No
(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☒ No

If Yes to any of the above, explain:

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
(i)   in connection with the purchase or sale of any security? ☐ Yes ☒ No
(ii)   involving the making of any false filing with the Commission? ☐ Yes ☒ No

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

        (i)   at the time of the filing of this offering statement bars the person from:
        (A)   association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No
        (B)   engaging in the business of securities, insurance or banking? ☐ Yes ☒ No
        (C)   engaging in savings association or credit union activities? ☐ Yes ☒ No
        (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

        (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No
        (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No

        (iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

        (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

        (ii)   Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to either of the above, explain: _____

    (6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: _____

    (7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: _____

    (8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

    (1)   any other material information presented to investors; and
    (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

April 30, 2023
(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:

www.regen.sppx.io _____

The issuer must continue to comply with the ongoing reporting requirements until:
    (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2)   The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3)   The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

Exhibit A

Business Plan

See attached.

REGEN Industrial Hemp USA

Business Plan



Hemp Fiber Market size is valued at USD 4.46 Billion in 2021 and is projected to reach USD 43.75 Billion by 2030, growing at a CAGR of 33% from 2022 to 2030.

https://www.verifiedmarketresearch.com/product/hemp-fiber-market/

TABLE OF CONTENTS

IMPORTANT CONSIDERATIONS

No Offering/Solicitation
This Business Plan does not constitute an offer to sell or a solicitation to buy any securities. Any such offer will be made only on an individual, in-person basis by an authorized officer or agent pursuant to a written purchase agreement.

Forward-Looking Statements
This Business Plan includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. The forward-looking statements are indicated by words such as intend, believe, expect, plan, etc. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, many of which are out of our control. We undertake no obligation to update or revise any forward-looking statements, whether because of new information, future events, or otherwise. Because of these risks, uncertainties, and assumptions, the forward-looking events discussed in this Business Plan might not occur.

Financial Information
We have prepared all the financial information included in the Business Plan. We have not had any of our financial information audited by an accounting firm to ensure compliance with generally accepted accounting principles. Our financial statements have not been audited, reviewed or compiled by an accounting firm. If we have our financial information audited, any such audit may result in or require material adjustments or modifications to the financial information. Accordingly, the financial information is not designed for persons who are not informed about such matters.

Financial Projections
Financial projections included in this Business Plan were produced by the Company's management and are subject to a high degree of uncertainty. They are based upon estimates of future events and circumstances which may or may not ultimately prove to be true or accurate. Many of these assumptions are based upon historical results or upon inherently uncertain events which may or may not materialize or which may substantially change. In addition, the estimates and assumptions underlying these projections are subject to significant economic and competitive uncertainties and contingencies, many or all of which are beyond our control. All of the assumptions upon which the projections are based, and which would be material, are not presented herein. We do not make, and are unable to make, any representation or warranty as to the accuracy of any of these assumptions.

The projections have not been prepared by or reviewed by independent auditors or accountants. These projections were not prepared with a view toward public distribution or compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections. No independent review has been performed to determine the reasonableness or achievability of the projections.

The projections included also cover a period of beyond one year, and thus, are even more difficult to accurately predict, particularly for a development stage company. There can be no assurance that the Company's projections will be or can be realized and actual results may differ materially from those set forth in the projections.

Because of the above limitations, persons reviewing these projections are cautioned about placing undue reliance on them. No person should rely on these projections in making an investment decision.

INTRODUCTION

Origin Story
Industrial Hemp was a major crop during periods of history in the USA. Industrial Hemp grows in a wide variety of soil conditions and has resistance to both weeds and pests. Importantly, industrial hemp has applications in the automotive, construction, food, personal care, paper, prosthesis, biofuels, oil, seeds, and textile industries. While a lot has changed in farming and manufacturing since industrial hemp was made illegal in 1937, very little has changed with how industrial hemp is harvested and processed. This began changing with the passage of the 2018 Farm Bill, which provided a legal framework for the commercial cultivation and production of industrial hemp in the US for the first time in 81 years. Sensing an opportunity, founder and CEO of REGEN Industrial Hemp USA, Jane Burnes Leverenz began researching, planning, and developing partnerships to improve existing methods of growing, harvesting, and processing industrial hemp.

Mission Statement
REGEN Industrial Hemp USA's purpose is to contribute to the industrial hemp industry by fulfilling the commercial potential of industrial hemp and developing a hemp supply chain. REGEN intends to meet the criteria set forth by the United Nations Environmental Societal and Governance (ESG), and the United Nations Sustainable Development Goals (SDG) guidelines, which encourage ethical business practices. REGEN's goal is to re-establish the rural economy and help farmers. REGEN intends to strategically employ proprietary equipment, modernizing technology, conceptual, and design support for the emerging industrial hemp industry. REGEN intends to help identify and create opportunities to scale sustainable hemp production to benefit the hemp industry and the environment. REGEN will work to complete the supply chain by offering high quality end-user goods to the market to create confidence and develop a consistent supply-chain for manufacturers, stakeholders, retailers, and consumers alike.



EXECUTIVE SUMMARY

The Problem
Since the passing of the 2018 Farm Bill legalizing the commercial cultivation and production of industrial hemp, serious problems have surfaced that are holding back the emerging hemp industry. Among them are harvesting, processing, and scalable warehousing. For example,

outdated decorticators are still predominantly used at the field level to produce fiber and hurd from raw industrial hemp. The most significant problem with this processing strategy is waste and today's equipment and management techniques leave up to an estimated 67% of the crop in the field. Another drawback is quality. Existing decorticator technology is unable to produce the high-quality end-user fiber that is needed to replace, for example non renewable building materials like fiberglass and steel. Furthermore, existing decorticators are unable to process industrial hemp on the scale necessary to meet the demand for industrial hemp manufacturing.

 Bruce M. Dietzen, creator & founder of "Renew" the Hemp Sports Car, stated personally to Harold Stanislawski, of AURI and Jane Burnes Leverenz that there is a tremendous shortage of quality and long hemp fibers to make automotive parts and building materials to replace fiberglass and steel, and to produce textiles, and that, in his opinion, what REGEN is developing is the most important project anywhere attempting to remedy this shortage. Please see Bruce Dietzen & Jay Leno on YouTube for more information.

The Bottleneck is Outdated Technology

Despite the renewed interest in industrial hemp production and growing demand for hemp-based products, there is a bottleneck in the hemp supply chain starting at the cultivation stage and extending to processing. This bottleneck is holding industrial hemp back from fulfilling its commercial potential.

Outdated harvesting and processing technology has not advanced much since industrial hemp was made illegal in 1937. This outdated technology also creates logistical challenges between cultivation, harvesting, and processing. Furthermore, the current technology does not allow for the quality control needed to produce the high-quality fiber and other products from industrial hemp that are demanded by end-users.

THE BIG IDEA

The Solution

REGEN is creating and providing needed infrastructure and scalability to the hemp industry, which we believe will generate confidence for both farmers and manufacturers. REGEN intends to create the new Supply Chain. REGEN Industrial Hemp USA's multiple industrial designs of proprietary equipment and scalable processing is intended to launch the hemp industry to an entirely new level. The consumer market in turn will be ready and waiting for high-quality and sustainable hemp products to roll off the assembly line.

REGEN Industrial Hemp USA is positioning itself for the industrial hemp boom by re-inventing industrial hemp harvesting, processing, and warehousing.

Harvesting: With REGEN's combine, all parts of the industrial hemp plant are harvested for processing, dramatically reducing the common problem of field crop loss. We intend to achieve

this through seed selection, new harvesting methods and newly developed equipment, which together provides more collectible crop volume.

Processing: Newly designed REGEN Decorticators & Driers, using enhanced technology, implemented in a fully automated processing plant moves the crop from field to indoor processing. This technology aims to create a higher standard of quality grade end-user goods for manufacturing.


"New Processing, what these folks are doing is just what is needed for the industrial hemp industry."
Commissioner Thom Peterson
Minnesota Dept of Agriculture
DEPARTMENT OF AGRICULTURE

Warehousing: REGEN's concept encompasses all aspects of crop handling including preparing, processing, and wholesale warehousing for full distribution of all industrial hemp by-products. Processing will be done year-round with grade-specific products for manufacturers.

Technology Advantages

REGEN's founder and CEO, Jane Burnes Leverenz, is intimately involved in the national hemp industry and, to her knowledge, the REGEN Decorticator is the first decorticator incorporating Artificial Intelligence (AI) using technology created in collaboration with Dr. Chad Ulven, the Chair of the engineering department of North Dakota State University. It will process industrial hemp stocks indoors in a controlled environment, reducing the loss in quantity and quality associated with other processing techniques. Most significantly, we have developed technology that changes the way the stalks are retted. Currently, retting is done with an acid bath or through field curing where loss is unavoidable. We believe that our decorticator technology is more efficient as well as environmentally friendly because retting is carried out to the stalks mechanically. The fiber produced is soft, pliant, adhesive and in its unimpaired natural state and suitable for our carder.

Another advancement in current technology is how the hurd and fiber are separated. Departing from manual outdoor labor in current approaches, the hurd is collected during processing. We believe that ours is the first decorticator capable of consistently meeting the demand for high-quality end-user goods. Vehicle body part manufacturers and other end-users demand fibers longer than the three-foot fibers produced by existing decorticators.

The REGEN Decorticator is designed to produce fibers that are equal in length to the stalks that are put into the machine (6-15 feet). In addition, no further fiber processing is required. It has been

predicted that “hemp fiber will become the most relevant part of the hemp plant, and the most valuable of its outputs”.

A main competitive edge of the REGEN Decorticator is its scalability. Because it has been designed and is produced in 10-foot sections it can accommodate hemp processing facilities of a variety of sizes. A small processor could use a 10-foot section while the largest processor can combine up to ten sections to process up to 250 tons of industrial hemp per 8-hour workday.

Our **REGEN Warehouse** has been developed to provide a scalable size plant designed with two prep sites for our **REGEN Dryer** and year-round stock processing. Our two-story design gives us a space to store the crop waiting for processing and keeping its quality. The **REGEN Industrial Gravity Handler** is designed to deliver quality stocks directly into the **REGEN Decorticator** from the second story. The facility will provide a controlled environment for top grade quality end-user goods for shipping to manufacturers year-round.


“Wow! The REGEN Dryer will produce a much higher quality product than driers of today!”
Shannon Schlecht
Executive Director of AURI
auri

REGEN’s goal is to revolutionize how industrial hemp is harvested, processed and warehoused in a controlled environment that enables greater quality control, to consistently achieve different grades for different purposes. In addition, the scalability of our processing equipment and warehouse has been developed to supply the growing end-user markets with commercial quantities of industrial hemp.

Our first goal will be to complete the proprietary equipment. We are currently under contract with an engineering firm in conjunction with the Engineering Dept of North Dakota State University (NSDU). After the design work is complete, we intend to apply for a “provisional patent” for the REGEN Decorticator. The patent will disclose the unique new & improved aspects of the REGEN Decorticator. We intend to make future applications for provisional patents, utility patents and trademarks of our uniquely designed equipment (REGEN Biomass Dryer, REGEN Industrial Gravity Handler, REGEN Hemp Combine). Although we believe that protecting our intellectual property will provide a competitive advantage, we do not believe that our business is dependent on obtaining patents.

OPPORTUNITY SIZE

There is a substantial need for a third rotation crop other than corn and soybeans. According to the last census of the National Agricultural Statistics Service the United States had 531 million crop acres in 2021 "Frontier Data" and if 33% of the crop land in the United States is used for growing industrial hemp then up to 177 million acres could be used for growing industrial hemp. We anticipate that our full capacity REGEN Max Decorticator will be able to process 10,000 to 18,000 acres of industrial hemp. Based on a potential 177 million crop acres, and with an anticipated price of $25-$30 million per REGEN Max decorticator, our total addressable market is potentially more than $450 billion.



Clarance Shwaluk, Farm Rep from Manitoba Harvest offered REGEN $.79/lb for our first 10,000 acres of grain. That is approximately $7.9 million!

The passage of the 2018 Farm Bill has successfully restarted hemp production in the US. According to the USDA Economic Research Service, 90,000 acres of hemp were nationally planted in 2018. Hemp acreage grew to over 460,000 in 2020. Brightfield Group, a hemp focused market research firm, forecasts hemp production will grow to 2.7 million acres by 2023. The expansion of hemp production in the United States is being supported by end-user market growth. Grand View Research estimates the market for industrial hemp products was $3.5B in 2020. Hemp Fiber Market size is valued at USD 4.46 Billion in 2021 and is projected to reach USD 43.75 Billion by 2030, growing at a CAGR of 33% from 2022 to 2030, indicating market conditions will continue to support increased hemp acreage.

For 2023, we project accepting deposits for eight REGEN Mini Decorticators. In 2023, we expect REGEN equipment to be in full operation with sales of 10 REGEN Mini decorticators, deliverable in 2023 & 2024. We anticipate selling 50 units (different configurations based on customer needs as well as our other pieces of proprietary equipment) in 2024, 75 units in 2025, 100 units in 2026, and 125 units in 2027 for a total of 360 units. Once the industry growing pains are aligned and the industrial hemp acreage expands, we anticipate a 25% annual increase above current sales.

BUSINESS & REVENUE MODEL

REGEN Industrial Hemp USA's revenue model has three components. First, we intend to market a new full line of hemp processing equipment. Secondly, we intend to operate a processing plant and market end-user goods, such as hurd, fiber, seeds, biomass, and more. These end-user hemp goods will be used by others to make building materials, automotive parts, textiles, paper, plastics, and other products. Thirdly, we intend to market a schematic for a turnkey processing plant for other industrial hemp growers and industry developers.



"Long fibers are worth more money. Up to $1.50/lb. for textiles!"

Professor Luke Haverhals,
PHD in Chemistry

REGEN's processing plant will not just generate additional revenue, but it will also serve as a showcase to market the plant schematic and all of our equipment. Our goal for production of industrial hemp is to contract with farmers for 10,000 - 18,000 acres of yearly crop volume. We believe that operating the processing plant at this high volume based on today's market prices will be lucrative. Our internal income projections take into consideration the known farmers' equation - Gross Ideal Income/Acre before Allowances (Harvest Allowance (-10%), Sensitivity Analysis (-15%), Specific Grading (-10%) - analysis for income. We believe that with increasing acceptance and expansion of hemp and its products, the hemp industry could become a stable and rapidly growing industry.

SALES & MARKETING STRATEGY

A crucial aspect in breaking into a new industry is establishing relationships and alliances. Jane Burnes Leverenz has many connections and working relationships with important industry participants, stakeholders, and professional networks, which we believe REGEN Industrial Hemp USA can leverage in its sales and marketing strategy, both statewide and beyond. Particularly important is our relationship with Minnesota Department of AG Commissioner Thom Peterson. Mr. Peterson has facilitated relationships with prominent organizations and key players in the field of industrial hemp. This resulted in a contract with the Agricultural Utilization Research Institute (AURI), with access to the University of Minnesota, which in turn led to a working relationship with NDSU for engineering. Continual networking, participation in talks and seminars and being involved in major industrial hemp organizations has led to requests for interviews by Forbes, Hemp Business Journal, and Hemp Today (the leading international hemp publication).

Jane Burnes Leverenz is a member of Drawdown Hemp, https://drawdownhemp.org co-founded by Bruce M. Dietzen, a lecturer on Net Zero Carbon, and the developer of the hemp car, Renew Sports Cars, and is one of 81 international members. Jane has been recognized as one of the top contributing members. Drawdown Hemp has connected us with industry leaders with interests in hemp manufacturing and product development.

We are pursuing contacts with clothing manufacturers to make a presentation for a complete hemp product line. Our relationship and opportunities arising from them will form the basis for the marketing of our whole range of hemp end-user goods.

Once the REGEN Mini Decorticator is perfected, we will capture and share its performance via video to share around the globe. Our plan is that it will be the first decorticator marketed at the Minnesota State Fair since the hemp prohibition. In addition to farm shows we will make the decorticator available to the industry through live Zoom events and our showroom. We intend to promote the REGEN Decorticator by coordinating with the Department of Agriculture, industrial hemp organizations and universities in all states.

Our Field Day was held Aug 24th, 2022, in conjunction with the MN Dept of AG, AURI, and the UM County Extension. We intend to begin contracting with farmers to grow 10,000 acres for the 2024 growing season. We are planning on having the processing facility fully operational by harvest 2024.

As soon as feasible we will be interviewing for a sales & marketing manager and 4 sales employees to create our Sales Team and develop REGEN's market.

SOCIAL MEDIA & CONTENT MARKETING

Content Marketing
We plan to be active on social media. We currently have a web page, a Facebook page, Instagram account, and a YouTube Channel. "ED"-style talks will be uploaded and distributed across our other social media. The target audience for our social media marketing will be

primarily industry stakeholders, farmers, and consumers. We will use the content to position ourselves as an informative leader in the industrial hemp industry.

Branding

Our goal is to have REGEN become a household name within agricultural circles like 'John Deere'. We intend for the name to gain name recognition through marketing, promoting, and advertising. A focal effort to anchor our brand will be to establish long term relationships with our customers, clients, and the public and by being part of the larger community. We also plan to host Open Houses to welcome the larger community. Launching our innovative and proprietary technology, resulting in high quality end-user products will help with branding.

MARKET DRIVERS

Government Regulations
Hemp production in the United States was banned between 1937 and 2019. The 2018 Farm Bill now provides a framework for commercial production of hemp. Federal legislation and new state guidelines went into effect in 2021, and assisted hemp farmers with crop insurance, access to financial markets, and crop guidelines.

Vulnerable and Weak Supply Chains
Another main driver of the hemp market will be the vulnerability of supply chains of raw materials that have been increasing steadily with severe weather events and the pandemic. Sharp price increases and supply problems are currently being experienced in construction materials such as lumber, concrete, automobile parts, semiconductors, and other materials and goods. We believe that hemp will fill the gap to replace goods and materials that are currently dependent on the global supply chain and that may face a risk of weakness or disruption in future supply.

Superior Properties
Hemp has many positive properties and many uses and applications. There is a large demand for building and construction products including dimensional lumber and hemp wood, insulation, hempcrete, and many more, all of which are pest- and mold resistant. Hemp paper has been shown to be better than common paper, and hemp plastic has been shown to be better than most common plastics. Hemp auto body parts do not dent on impact, do not rust and cost less than steel. Hemp also provides unlimited high tech applications, like hemp nanosheets that function as supercapacitors, hemp graphene batteries, and EV Batteries, that are superior to graphene or lithium. Industrial hemp can out-perform many other currently used materials with its natural and superior properties, while supporting a sustainable agriculture and consumer market.

Industrial hemp is the key player for a **Sustainable Environmentally** useful crop. Hemp can restore the soil and reduce our carbon footprint by capturing and binding CO_2. One ton of hemp removes 1.63 tons of CO_2. We believe that Industrial Hemp will reduce our dependence on crude oil and many industrial hemp products are biodegradable or recyclable.

When products which produce CO2 in the process of manufacturing are manufactured instead with industrial hemp, the amount of CO2 produced is reduced - this is called **"avoidance"**. Using industrial hemp in long lasting manufactured durable goods can result in "**CO2 Capture**". Some examples are surf boards, hempcrete products, hemp steel, rebar, & biochar. Based on the assumption that 10 tons of CO2 can be avoided per acre of industrial hemp used in manufacturing, the **USA,** alone, can "**Avoid** & **Capture**" the emission of up to 2.89 Gigatons of CO2 annually if one third of the tilled acreage in the USA is planted with Industrial Hemp and then manufactured into avoidance and capture products.

With hemp's ability to draw down carbon, hemp shows promise for growing **carbon credit trading markets**. Following the Paris Climate accord and backed by many businesses who are proactively seeking ways to achieve net-zero emissions, the domestic and international framework is taking form. According to an [announcement by Heartland Industries](), their soil innovation program, 'Hemp4Soil', received a 3-year, $360,000 grant from the Natural Resources Conservation Service of the U.S. Department of Agriculture in December 2021. Heartland will reportedly partner with farming communities to advance research and collect datasets that will set the framework for trading in agriculture carbon credits". Following early findings by Good Earth Resources and submitted to Australian Eco Energy ([republished here]()), the qualification and quantification of the carbon sequestration properties of industrial hemp production will only serve to further strengthen the emerging role of hemp in carbon credit trading.

COMPETITIVE LANDSCAPE

Direct Competition
There are several different decorticators in use other than intense manual labor. Field manual labor is not an answer for the US, neither is marginal end-user goods. Commercially available decorticators currently come from Poland, Romania, Canada (the ["Hemp Train"]() and the "Brunswick") and [Colorado](). These decorticators are not machine retting and use field rotting or acid baths to prepare the rett to be removed, which creates crop loss. In addition, these decorticators do not produce quality and quantities required to provide confidence for the manufacturing sector and are still manual labor intensive. All of them are also smaller in scale and have therefore limited ability to provide the necessary volume for industry needs.

According to "Hemp Today" there are two small startups that are implementing decorticator processing. One is in [Virginia](), spending approximately $3.3 million to perform process contracts for 1,400 acres a year and proposing a $5 million input to the local farm economy over three years. A group in [Kansas]() will be contracting and processing 2,000 acres a year starting in 2021. These operations will still be using field retting decorticators, are of small volume and do not protect crop value.

Indirect Competition
Many commercially available materials and products are indirect competition to hemp. Cotton, for example, is an indirect competitor to hemp textiles. However, [China](), which is currently the largest grower of cotton, is beginning a 5-year plan to shift away from cotton and move to industrial hemp textiles. [Pakistan is also replacing cotton with hemp](), indicating that hemp will be the textile fiber of choice in the near future. Another indirect competitive material is trees for paper.

Industrial Hemp takes just one season to grow, trees at least 10 years and the quality of the hemp paper product is generally superior. Hemp biofuels, building materials such as hempcrete, which are pest and mold resistant, last longer than currently used materials. Surf boards, snowboards, and vehicle bodies produced using hemp fiber make superior products that are stronger than steel and fiberglass.

Making products out of the current materials is becoming more costly with a hefty price environmentally and there are supply-chain disruptions in current materials, highlighted for example in concrete supplies. There are other positive examples of hemp-based food. Industrial hemp seeds/grain are the highest plant-based source of protein, ten essential amino acids, and all four omega fatty acids. With continual demands by population growth and environmental issues, we believe that industrial hemp will emerge as the source material of choice for many products soon. The United Nations had announced hemp grain could be the source to prevent starvation. Manitoba Harvest, the largest hemp food manufacturer is our potential grain buyer.

Current Partnerships

- North Dakota State University REGEN Industrial Hemp USA has an evolving relationship with NDSU, a land grant university. We have a letter of commitment with the mechanical and electrical engineering department in partnership with a private engineering firm which we have a contract with. First collaboration is to create CAD drawings of the proprietary prototypes of our equipment. We will then draft provisional patents while perfecting the equipment. NDSU is an agronomic institution. We believe that we are a match with their expertise and research in industrial hemp.

- Minnesota Department of Agriculture has lectured and spent time talking to farmers about the importance of the new 3rd crop rotation and much more. We jointly research the different types of seed performance. It's been a successful relationship since the beginning of 2019 when legalization began.

- University of Minnesota has been a source of information including engineering, agriculture, seeds, project development, even the history of man and hemp.

- Contract with Agricultural Utilization Research Institute (AURI) A contract with AURI provides REGEN Industrial Hemp USA with industry-level analysis and support for our agricultural enterprise and products. Specifically, AURI facilitates business analysis and provides support and information around hemp cultivation, farmers contracts, patents, marketing and more. AURI also serves as a conduit to any "University of Minnesota" experts.

- The City of Sandstone, MN already contributed to the advancement of industrial hemp. They have made a generous offer of their completely new industrial park to encourage industrial hemp manufacturing. Sandstone invested time and money to get approval from the federal government and can now offer a 'Dollar Plan' for these industrial park lots, specifically earmarked for industrial hemp manufacturing. They also have committed to arrange for a railroad line to connect to their Industrial Park for shipping and receiving.

THE TEAM AND PARTNERS

REGEN Industrial Hemp USA is composed of talented, dedicated people who have formed a collaborative working effort!



Jane Burnes Leverenz, CEO, Founder and majority owner of REGEN Industrial Hemp USA is a career visionary & entrepreneur of 32 years. Jane developed and created five businesses during her career. Jane has contributed to her local and state community in a number of ways. Jane is experienced with multi-faceted business practices and a developer of Team Players. She considers Industrial Hemp to be the biggest opportunity to revitalize the US economy, and a true game-changer on a global scale. Jane has a record of successfully implementing new ideas and accomplishing her goals.



Dr. Liane Gale, a research and development consultant to REGEN is a former agricultural research scientist, doing research often in interdisciplinary collaborations at several major land-grant universities and the USDA. More recently her professional focus was on K-12 education, in addition to political and activist endeavors, where she often assumed leadership positions. She is dedicated to a future of justice and equity and sees the enormous potential of what hemp has to offer.



Jack Frechette, an advisor to REGEN, has received a hands-on education on sustainable agriculture. Jack and his wife started their own farm in Hinckley, MN. They have also founded a non-profit to organize surplus meat into donations and prepared meals to help tackle the growing food insecurity in their area.

Lois Kunze, a professional advisor to REGEN, has done accounting and taxes for 45 years and has owned her own firm for 35 years. Growing up on a dairy farm and marrying a dairy farmer, she has a unique perspective of farming and realizes the importance of this project for the bottom lines of crop farmers. Lois supports the potential of REGEN Industrial Hemp USA for regeneration of the land and the impact of growing industrial hemp for CO_2 sequestration and creating oxygen

EXIT STRATEGY

Our goal is to provide an exit in the form of a merger, acquisition, or some other public financing event. However, there can be no assurance that we will be able to pursue these exit strategies on favorable terms within the expected time frame as the market is constantly changing and difficult to predict. We will adjust our strategies and time frames accordingly.

DATA SOURCES

AURI
University of Minnesota
Minnesota Department of Agriculture
U.S. Department of Agriculture
Minnesota Industrial Hemp Association
National Hemp Association
Hemp Business Journal, a Division of New Frontier Data
Hemp Today
Hemp Frontiers
FAOStat
Grand View Research
IDC Forecasts
Reports & Data
USDA - National Agricultural Statistics Service
Brightfield Group

CONTACT INFO

Jane Burnes Leverenz CEO
hemplogic@yahoo.com

Exhibit B

Audited Financial Statements

See attached.

REGEN Industrial Hemp USA, LLC

Index to Financial Statements

	Page
Independent Auditors' Report	F-1
Balance Sheets as of December 31, 2021 and 2020	F-3
Statements of Operations for the years ended December 31, 2021 and 2020	F-4
Statement of Changes in Member Equity for the years ended December 31, 2021 and 2020	F-5
Statements of Cash Flows for the years ended December 31, 2021 and 2020	F-6
Notes to Financial Statements	F-7



INDEPENDENT AUDITORS' REPORT

To the Member
of REGEN Industrial Hemp USA, LLC

Opinion

We have audited the accompanying financial statements of REGEN Industrial Hemp USA, LLC (the Company), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in member deficit, and cash flows for the years then ended, and the related notes to the financial statements (collectively referred to as the financial statements).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has net losses and has not yet generated any revenues, which raises substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Pinnacle Accountancy Group of Utah

Pinnacle Accountancy Group of Utah
(a dba of Heaton & Company, PLLC)
Farmington, Utah
October 7, 2022

REGEN INDUSTRIAL HEMP USA, LLC

BALANCE SHEETS

		December 31, 2021		December 31, 2020
ASSETS				
Current Assets				
Cash	$	16,977	$	-
Prepaid Expenses		5,000		-
Total Current Assets		21,977		-
TOTAL ASSETS	**$**	**21,977**	**$**	**-**
LIABILITIES AND MEMBER EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable and accrued liabilities – related party	$	9,740	$	3,400
Related Party Loan		87,803		39,912
Total Current Liabilities		97,543		43,312
Total Liabilities		97,543		-
Member Equity				
Member Equity		(75,566)		(43,312)
Total Member Equity		(75,566)		(43,312)
TOTAL LIABILITIES & MEMBER EQUITY	**$**	**21,977**	**$**	**-**

The accompanying notes are an integral part of these audited financial statements.

REGEN INDUSTRIAL HEMP USA, LLC
STATEMENTS OF OPERATIONS

		Year ended December 31, 2021		Year ended December 31, 2020
REVENUE:	$	-	$	-
EXPENSES:				
General and administrative expenses		9,914		170
Professional Fees		16,000		6,000
Total Expenses		**25,914**		**6,170**
OTHER INCOME (EXPENSE):				
Interest Expense – related party		(6,340)		(3,400)
Total Other Income (Expense)		(6,340)		(3,400)
NET INCOME (LOSS)	$	**(32,254)**	$	**(9,570)**

The accompanying notes are an integral part of these audited financial statements.

REGEN INDUSTRIAL HEMP USA, LLC

STATEMENT OF MEMBER EQUITY

	Total Member Equity
Balance as of December 31, 2019	$ (33,742)
Net loss	(9,570)
Balance as of December 31, 2020	**$** (43,312)
Net loss	(32,254)
Balance as of December 31, 2021	**$ (75,566)**

The accompanying notes are an integral part of these audited financial statements.

REGEN INDUSTRIAL HEMP USA, LLC

STATEMENTS OF CASH FLOWS

	Year ended December 31, 2021	Year Ended December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (32,254)	$ (9,570)
Adjustments to reconcile net loss to net cash provided by (used in) operations:		
Changes in operating assets and liabilities:		
Accounts payable and accrued liabilities – related party	6,340	3,400
Prepaid expense	(5,000)	-
Net cash provided by (used in) Operating Activities	**(30,914)**	**(6,170)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash (used in) Investing Activities	**-**	**-**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from related party loans	47,891	6,170
Net cash provided by Financing Activities	**47,891**	**6,170**
Net cash increase (decrease) for period	**16,977**	**-**
Cash at beginning of period	**-**	-
Cash at end of period	**$ 16,977**	**$** -
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	**$** -	**$** -
Income taxes paid	**$** -	**$** -

The accompanying notes are an integral part of these audited financial statements.

REGEN INDUSTRIAL HEMP USA, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECMEBER 31, 2021 AND 2020

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Regen Industrial Hemp USA, LLC ("the Company," "we," "us" or "our") was originally organized under the name Hemp Made USA on November 18, 2019 in the State of Minnesota. On April 27, 2021, the Company changed its name to Regen Industrial Hemp USA, LLC.

The Company is a start-up and specializes in the development of proprietary designs and concepts to implement in the industrial hemp industry as well as supplying raw material for manufacturing. The Company is currently focusing on its first project of perfecting processing equipment, dryer, and harvesting equipment.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared in conformity with United States generally accepted accounting principles, which contemplate continuation of the Company as a going concern. As a start-up, the Company has had no revenues and has accumulated losses through December 31, 2021. The Company currently has limited working capital and has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management anticipates that the Company will be dependent, for the near future, on additional investment capital to fund operating expenses The Company intends to position itself so that it will be able to raise additional funds through equity and debt financing. In light of management's efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The Company's year-end is December 31.

Cash and Cash Equivalents

The Company considers all highly liquid investments with the original maturities of three months or less to be cash equivalents. As of December 31, 2021 and 2020, the Company had cash in the amount of $16,977 and $0, respectively.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company has elected to be taxed as a Limited Liability Company (LLC) and under these provisions, are considered a pass through entity and do not pay corporate income taxes on taxable income. Instead, the members are liable for individual income taxes on their respective income tax returns.

Generally accepted accounting principles requires management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statues of limitations, for federal and state purposes.

The Company is required to file federal and state income tax returns. With limited exceptions, the Company is subject to income tax examination since inception (2019).

Management has performed its evaluation of income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard.

From time to time, the Company may be subject to penalties assessed by various taxing authorities, which will be classified as general and administrative expenses if they occur.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company.

NOTE 4 – MEMBERS' EQUITY

The Company was organized as a limited liability company and currently has one member.

During the years ended December 31, 2021 and 2020, there were no contributions or distributions.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company's sole member, Jane Burnes Leverenz, has agreed to advance the Company funds to pay for its operations. The loan bears an interest rate of 10% and is due on demand.

During the year ended December 31, 2021 and 2020, the Company's sole member, loaned to the Company $47,791 and $6,170, respectively.   As of December 31, 2021 and 2020, the balance due on the loan payable to the Company's sole member was $87,803 and $39,912, respectively.

Interest expense on the loans for the year ended December 31, 2021 and 2020 was $6,340 and $3,400, respectively.   As of December 31, 2021 and 2020, accrued interest was $9,740 and $3,400, respectively.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement for a $446 monthly fee, starting on June 1, 2021 and ending September 30, 2021. Rent expense of the year ended December 31, 2021 was $1,784.
.

NOTE 7 – SUBSEQUENT EVENTS

In accordance with ASC 855, "Subsequent Events," the Company has analyzed its operations subsequent to December 31, 2021, through October 7, 2022, the date when the financial statements were available to be issued, and has determined that there are not material subsequent events to disclose in these financial statements.

Exhibit C

Form of Subscription Agreement

See attached.

REGEN INDUSTRIAL HEMP USA LLC
SUBSCRIPTION AGREEMENT
(Including investment representations)

IMPORTANT: This document contains significant representations.
Please read carefully before signing.

REGEN Industrial Hemp USA LLC
Attn: Jane Burnes Leverenz
24789 Lone Pine Rd.
Hinckley, MN 55037

Ladies and Gentlemen:

I commit and subscribe to purchase from REGEN INDUSTRIAL HEMP USA LLC, a Minnesota limited liability company (the "Company") "s" in the dollar amount set forth below and upon the terms and conditions set forth herein.

I understand that this Subscription Agreement is conditioned upon Company's acceptance of subscriptions. If this Subscription Agreement has been accepted, the s subscribed to hereby shall be issued to me in the form of s.

With respect to such purchase, I hereby represent and warrant to you that:

1   1. Residence.

I am a bona fide resident of (or, if an entity, the entity is domiciled in) the state set forth on my signature page.

2   2. Subscription.

a. I hereby subscribe to purchase the number of s set forth below, and to make capital contributions to the Company in the amounts set forth below, representing the purchase price for the s subscribed.
Principal Amount of s . . . .[1]

(1) A minimum purchase of $, is required for individual investors. Amounts may be subscribed for in $ increments.

b. I have funded my purchase via ACH, wire transfer or I am enclosing a check made payable to **"REGEN INDUSTRIAL HEMP USA LLC"** in an amount equal to 100% of my total subscription amount.
Portal Transaction ID (TXID) . . . .

c. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

3 3. Representations of Investor.

In connection with the sale of the s to me, I hereby acknowledge and represent to the Company as follows: I hereby acknowledge receipt of a copy of the Confidential Private Placement Memorandum of the Company, dated on or about January 1, 2019, (the "Memorandum"), relating to the offering of the .

a. I have carefully read the Memorandum, including the section entitled "Risks Factors", and have relied solely upon the Memorandum and investigations made by me or my representatives in making the decision to invest in the Company. I have not relied on any other statement or printed material given or made by any person associated with the offering of the s.

b. I have been given access to full and complete information regarding the Company (including the opportunity to meet with the CEO and Founder of the Company and review all the documents described in the Memorandum and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Memorandum.

c. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the s, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the s).

d. I understand that an investment in the s is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the s. I can bear the economic risk of an investment in the s for an indefinite period of time and can afford a complete loss of such investment.

e. I understand that there may be no market for the s, that there are significant restrictions on the transferability of the s and that for these and other reasons, I may not be able to liquidate an investment in the s for an indefinite period of time.

f. I have been advised that the s have not been registered under the Securities Act of 1933, as amended ("Securities Act"), or under applicable state securities laws ("State Laws"), and are offered pursuant to exemptions from registration under the Securities Act and the State Laws. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

g. I understand that I am not entitled to cancel, terminate or revoke this subscription, my capital commitment or any agreements hereunder and that the subscription and agreements shall survive my death, incapacity, bankruptcy, dissolution or termination.

h. I understand that capital contributions to the Company will not be returned after they are paid.

4 4. Investment Intent; Restrictions on Transfer of Securities.

a. I understand that (i) there may be no market for the s, (ii) the purchase of the s is a long-term investment, (iii) the transferability of the s is restricted, (iv) the s may be sold by me only pursuant to registration under the Securities Act and State Laws, or an opinion of counsel that such registration is not required, and (v) the Company does not have any obligation to register the s.

b. I represent and warrant that I am purchasing the s for my own account, for long term investment, and without the intention of reselling or redistributing the s. The s are being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the s. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the s in the foreseeable future.

c. I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the s and for which the s were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

d. I understand that any sale, transfer, pledge or other disposition of the s by me (i) may require the consent of the CEO and Founder of the Company, (ii) will require conformity with the restrictions contained in this Section 4, and (iii) may be further restricted by a legend placed on the instruments or certificate(s) representing the securities containing substantially the following language:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be sold, offered for sale, or transferred except pursuant to either an effective registration statement under the Securities Act of 1933, as amended, and under the applicable state securities laws, or an opinion of counsel for the Company that such transaction is exempt from registration under the Securities Act of 1933, as amended, and under the applicable state securities laws. The transfer or encumbrance of the securities represented by this certificate is subject to substantial restrictions."

5 5. Additional Representations of Investor.

In connection with the sale of the to me, I further represent and warrant to the Company as follows:

a. Individual Investor Only. I am of legal age in my state of residence and have legal capacity to execute, deliver and perform my obligations under this Subscription Agreement and the . The Subscription Agreement and the are my legal, valid and binding obligations, enforceable against me in accordance with their respective terms.

b. Entity Investor Only. The undersigned is a duly organized, formed or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation. The undersigned has all requisite power and authority to execute, deliver and perform its obligations under this Subscription Agreement and the and to subscribe for and purchase the subscribed hereunder. The undersigned will deliver all documentation with respect to its formation, governance and authorization to purchase the as may be requested by the Company. Execution, delivery and performance of this Subscription Agreement and the by the undersigned have been authorized by all necessary corporate, limited liability company or other action on its behalf, and the Subscription Agreement and the are its legal, valid and binding obligations, enforceable against the undersigned in accordance with their respective terms.

c. I desire to invest in the for legitimate, valid and legal business and/or personal reasons and not with any intent or purpose to violate any law or regulation. The funds to be used to invest in the are derived from legitimate and legal sources, and neither such funds nor any investment in the (or any proceeds thereof) will be used by me or by any person associated with me to finance any terrorist or other illegitimate, illegal or criminal activity. I acknowledge that, due to anti-money laundering regulations, the Company may require further documentation verifying my identity and the source of funds used to purchase the .

If the undersigned is an entity: The undersigned has in place, and shall maintain, an appropriate anti-money laundering program that complies in all material respects with all applicable laws, rules and regulations (including, without limitation, the USA PATRIOT ACT of 2001) and that is designed to detect and report any activity that raises suspicion of money laundering activities. The undersigned have obtained all appropriate and necessary background information regarding its officers, directors and beneficial owners to enable the undersigned to comply with all applicable laws, rules and regulations respecting anti-money laundering activities.

d. I did not derive any payment to the Company from, or related to, any activity that is deemed criminal under United States law.

e. I understand that the Company is relying on the accuracy of the statements contained in this Subscription Agreement in connection with the sale of the to me, and the would not be sold to me if any part of this Subscription Agreement were untrue. The Company may rely on the accuracy of this Subscription Agreement in connection with any matter relating to the offer or sale of the .

f. If any statement contained in this Subscription Agreement becomes, for any reason, inaccurate, I shall immediately notify the Company and I understand and acknowledge that the continued accuracy of the statements contained in this Subscription Agreement are of the essence to the Company's sale of the to me.

g. I acknowledge and agree that any approval or consent of a holder required under the may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable delivery format or other similar means. I further acknowledge that the Company may rely on the contact information I have provided in this Subscription Agreement, including for purposes of confirming that information has been delivered to me or that responses received from me are in fact from me.

6 6. Investor Qualifications.

I represent and warrant as follows (Answer Part a, b or c, as applicable. Please check all applicable items):

a. **Accredited Investor – Individuals.** I am an INDIVIDUAL and:

☐ i. I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

☐ ii. I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

☐ iii. I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

☐ iv. I hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65)[2]

☐ v. I am a director or executive officer of REGEN INDUSTRIAL HEMP USA LLC

[2] This item shall only be a valid method of accreditation as an "accredited" investor under Rule 501(a) of Regulation D promulgated under the Securities Act, on or after December 8, 2020, as set in forth in SEC Release Nos. 33 10824 and 34-89669, File No. S7-24-19.

b. **Accredited Investor – Entities.** The undersigned is an ENTITY and:

☐ i. The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(v) above. Please indicate the name of each equity owner and the applicable test:

☐ ii. The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

☐ iii. The undersigned is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

☐ iv. The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

☐ v. The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

☐ vi. The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐ vii. The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

☐ (1) the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

☐ (2) the employee benefit plan has total assets in excess of $5,000,000; or

☐ (3) the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

☐ viii. The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

☐ ix. The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring s and one or more of the following is true (check one or more, as applicable):

☐ (1) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

☐ (2) a corporation;

☐ (3) a Massachusetts or similar business trust;

☐ (4) a partnership; or

☐ (5) a limited liability company.

☐   x.   The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring s and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the s.

☐   xi.   The undersigned is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000

☐   xii.   The undersigned is an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

☐   xiii.   The undersigned is an investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940.

☐   xiv.   The undersigned is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

☐   xv.   The undersigned is an entity, of a type not listed in items (b)(i) to (b)(xiv) above or b(xvi) to b(xviii) below, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000

☐   xvi.   The undersigned is a "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (1) with assets under management in excess of $5,000,000, (2) that is not formed for the specific purpose of acquiring the securities offered, and (3) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

☐   xvii.   The undersigned is a "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in item (b)(xvi) above and whose prospective investment in the issuer is directed by such family office pursuant to paragraph(b)(xvi)(3) above.

☐   xviii.   The undersigned is a revocable trust where each grantor of the trust is an accredited investor meeting one or more of the individual accredited investor tests under items (a)(i) through (a)(v) above and the person who makes investment decisions for the undersigned is an accredited investor under any one or more of tests under items (a)(i) through (a)(iv) or items (b)(i) through (b)(xvii).

c. **Non-Accredited Investors.**

☐   The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor.

7   Miscellaneous.

a. I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

b. I understand the meaning and legal consequences of the agreements, representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the s. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

c. This Subscription Agreement shall be construed and interpreted in accordance with Minnesota law without regard to the principles regarding conflicts of law.

SIGNATURE PAGE FOR INDIVIDUALS

Dated: _____ Dated: _____

_____ _____
Signature   Signature of Second Individual, if applicable

_____ _____
Name (Typed or Printed)   Name (Typed or Printed)

_____ _____
Social Security Number   Social Security Number

_____ _____
Telephone Number   Telephone Number

_____ _____
Residence Street Address   Residence Street Address

_____ _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1) (Must be same state as in Section 1)

_____ _____
Mailing Address   Mailing Address
(Only if different from residence address) (Only if different from residence address)

_____ _____
City, State & Zip Code   City, State & Zip Code

_____ _____
Email address   Email address

Individual Subscriber Type of Ownership:

The s subscribed for are to be registered in the following form of ownership:

☐ Individual Ownership

☐ Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

☐ Tenants in Common (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

Source of Funds

☐ Cash ☐ CD ☐ Liquidation ☐ Margin or Bank Loan ☐ Money Market ☐ Other

SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated: _____

_____   _____
Name of Entity (Typed or Printed)   Telephone Number

_____   _____
Signature of Authorized Person   Entity's Tax Identification Number

,_____   _____
Name & Title (Typed or Printed) of Signatory   Contact Person (if different from Signatory)

_____   _____
Principal Executive Office Address   Mailing Address
                                                    (If different from principal executive office)

_____   _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1)

_____   _____
Email address   Email address

Entity Subscriber Type of Ownership:

The s subscribed for are to be registered in the following form of ownership (check one):

☐   Partnership

☐   Limited Liability Company

☐   Corporation

☐   Trust or Estate (Describe, and enclose evidence of authority :

☐   IRA Trust Account

☐   Other (Describe) :

**ACCEPTANCE**

This Subscription Agreement is accepted by REGEN INDUSTRIAL HEMP USA LLC on

As to: investment.securities.units the principal amount in s set forth in Item 2.a.; or investment.securities.units.accepted investment.securities.amount.accepted s.

REGEN INDUSTRIAL HEMP USA LLC

By: . . . .
Name: Jane Burnes Leverenz
Its: CEO and Founder

Counterpart Signature Page to Operating Agreement of REGEN Industrial Hemp USA LLC

IN WITNESS WHEREOF, the undersigned hereby executes this counterpart signature page to the Operating Agreement of REGEN Industrial Hemp USA LLC, as the same may be amended from time to time, and hereby authorizes REGEN Industrial Hemp USA LLC to attach this counterpart signature page to the Operating Agreement as executed by the other parties thereto.

_____

Signature

_____

Name (Typed or Printed)

_____

Signature of Second Individual, if applicable

_____

Name (Typed or Printed)

Exhibit D

<u>Testing the Waters Materials</u>

See attached.

REGEN Industrial Hemp USA (/)

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Welcome to REGEN Industrial Hemp USA LLC

A Socially Responsible Investment

REGEN Industrial Hemp USA's purpose is to contribute to the industrial hemp industry by providing advanced processing equipment to fulfill the commercial potential of industrial hemp and developing a hemp supply chain.

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ID: RIH-CF-2022
Exemption: REGCF
Issue Type: Equity
Accredited Only: No
Reviewed Financials: No
Minimum Investment: $500
Requested Investment: $2,500
Additional Investments: $500
Minimum Goal: $20,000
Maximum Goal: $5,000,000
Target Goal: $5,000,000
Raise Start Date: October 25th, 2022
Raise End Date: April 23rd, 2023
Raise Target Date: January 1st, 2023

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Top Reasons to Invest

1. We've developed advanced harvesting, processing equipment and warehousing that has a potential total addressable market of $450 billion+

2. Our Decorticator can process up to **250 tons of industrial hemp per 8-hour workday**.

3. It's estimated that a 3rd crop rotation which would be **177 million acres** of farmland could be used for growing industrial hemp in the US.

4. REGEN intends to meet the criteria set forth by the United Nations **Environmental Societal and Governance (ESG)**, and the **United Nations Sustainable Development Goals (SDG)** guidelines, which encourages ethical business practices.

5. The biggest impact changing to industrial hemp as a third rotation crop is making a statement to improving & protecting the environment.



REGEN intends to strategically employ **modernized, proprietary equipment**, as well as conceptual and design support for the emerging industrial hemp industry.

We focus on identifying and creating opportunities to **scale sustainable hemp production**, benefiting the hemp industry and the environment!

REGEN aims to offer **high quality end-user goods** to market to develop a consistent supply-chain for manufacturers, stakeholders, retailers, and consumers alike.

The Problem

Outdated harvesting and processing technology has **not advanced** since industrial hemp was made illegal in 1937. This inefficient technology also creates **logistical challenges** moving products between the cultivation, harvesting, and processing operations.

Furthermore, the current technology does not allow for the **quality control needed to produce the high-quality fiber** and other products from industrial hemp that are demanded by end-users.

REGEN's Solution

REGEN is **creating and providing needed infrastructure and scalability to the hemp industry**, which we believe will generate confidence for both farmers and manufacturers.



REGENs multiple industrial designs of **proprietary equipment and scalable processing** are intended to launch the hemp industry to an entirely new level!

REGEN is positioning itself for the industrial hemp boom by **re-inventing industrial hemp** through:

- **Harvesting**: With REGEN's combine, all parts of the industrial hemp plant are harvested for processing, dramatically reducing the common problem of field crop loss. We intend to achieve this through seed selection, new harvesting methods and newly developed equipment, which together will provide more collectible crop volume.

- **Processing**: Using enhanced technology, newly designed REGEN decorticators & driers, implemented in a fully automated processing plant, efficiently process crops from the field to a higher standard of quality grade end-user goods for manufacturing.



"New Processing- what these folks are doing is just what is needed for the industrial hemp industry."

Thom Peterson
Commissioner of Minnesota Dept of Agriculture

- **Warehousing**: REGEN's concept encompasses all aspects of crop handling, including preparing, processing, and wholesale warehousing for full distribution of all industrial hemp by-products. Processing will be done year-round, with grade-specific products for manufacturers.

Technology



REGEN's goal is to revolutionize how industrial hemp is **harvested, processed and warehoused** in a controlled environment.

A controlled environment enables **greater quality control**, and allows REGEN to **consistently achieve varying grades of end manufacturing goods** for different purposes.

In addition, the **scalability** of our processing equipment and warehouse has been developed to supply the growing end-user markets with commercial quantities of industrial hemp.

REGEN Decorticator

The REGEN Decorticator is designed to **produce fibers that are the same length as the hemp stalks** that are put into the machine (6-15 feet). In addition, **no further fiber processing is required.**

It has been predicted that ["hemp fiber will become the most relevant part of the hemp plant, and the most valuable of its outputs" (https://hemptoday.net/fiber-market-analysis/)](https://hemptoday.net/fiber-market-analysis/).

Decorticator Advancements:

- We believe the REGEN Decorticator is the **first decorticator incorporating Artificial Intelligence!**

  - This unique technology was created in collaboration with Dr. Chad Ulven, Chair of the Engineering Department at North Dakota State University, to ensure our Decorticator is working **smoothly & efficiently avoiding breakdowns.**

- **Changes the way the stalks are retted** (the process of removing the outer skin of hemp stock):

- Currently, retting is done with an acid bath or through field curing where **loss is unavoidable**. Our technology is **more efficient as well as environmentally friendly** because retting is performed mechanically. The fiber produced is soft, pliant, adhesive and in its unimpaired natural state and suitable for our carder.

- Developed new processes for how **hurd** (woody inside of hemp stalk) **and fiber are separated**

The hurd is collected during processing instead of current techniques that require manual outdoor labor. In addition, our decorticator is capable of **consistently meeting the demand for high-quality end-user goods**. Vehicle body part manufacturers and other end-users demand fibers longer than the three-foot fibers produced by existing decorticators.



A main competitive edge of the REGEN Decorticator is its **scalability**.

Since the Decorticator has been designed and is produced in 10-foot sections, it can **accommodate hemp processing facilities of a variety of sizes**. A small processor could use a 10-foot section, while the largest processor can combine up to ten sections to process up to **250 tons of industrial hemp per 8-hour workday.**

REGEN Warehouse

Our **REGEN Warehouse** has been developed to provide a scalable plant designed with two prep areas on site:

- One site for the **REGEN Biomass Dryer**

- Another site for year-round stock processing

Our two-story design gives us a space to store the crops in controlled conditions which maintains quality.

In addition, the **REGEN Industrial Gravity Handler** is designed to deliver quality stocks directly into the **REGEN Decorticator** from the second story to the Decorticator below. The facility will provide a controlled environment for top grade quality end-user goods for shipping to manufacturers year-round.

Market Opportunity

There is a substantial need for a third rotation crop beyond corn and soybeans. According to the last census of the National Agricultural Statistics Service, the United States had **537 million crop acres** in 2021 "Frontier Data." (https://www.nass.usda.gov/Publications/AgCensus/2017/Full_Report/Volume_1,_Chapter_1_US/usv1.pdf)


If 33% of the crop land in the United States is used, then up to 177 million acres could be used for growing industrial hemp.

We anticipate that our full capacity REGEN Max Decorticator will be able to process **10,000 to 18,000 acres of industrial hemp**. Based on a potential 177 million crop acres, and with an anticipated price of $25-$30 million per REGEN Max decorticator, our **total addressable market is potentially more than $450 billion.**

Industrial Hemp Market

- The passage of the 2018 Farm Bill has successfully restarted hemp production in the US. According to the USDA Economic Research Service (https://www.ers.usda.gov/amber-waves/2020/june/hope-for-hemp-new-opportunities-and-challenges-for-an-old-crop/), 90,000 acres of hemp were nationally planted in 2018. Hemp acreage grew to over 460,000 in 2020 (https://www.farmprogress.com/hemp/hemp-future-positive-challenges-remain-short-term)

- Brightfield Group, a hemp focused market research firm, forecasts hemp production will grow to 2.7 million acres by 2023 (https://www.brightfieldgroup.com/press-releases/hemp-cultivation-us-international)

- The expansion of hemp production in the United States is being supported by end-user market growth. Grand View Research estimates the market for industrial hemp products was $3.5B in 2020. According to their forecasts, the market for hemp products will reach $16.75B by 2030 (https://www.grandviewresearch.com/press-release/global-industrial-hemp-market), indicating market conditions will continue to support increased hemp acreage.

Business & Revenue Model



REGEN intends to meet the ethical business practices set by the:

- United Nations Environmental Societal and Governance (ESG),
- United Nations Sustainable Development Goals (SDG) guidelines, which encourages ethical business practices.



REGEN Industrial Hemp USA's revenue model has three components.

1. We intend to market a **new full line of proprietary hemp processing equipment.**

2. We intend to **operate a processing plant and market end-user goods**, such as hurd, fiber, grain, biomass, and more. These end-user hemp goods will be used to make building materials, automotive parts, textiles, paper, plastics, and other products.

3. We intend to market a **schematic for a turnkey processing plant** for other industrial hemp growers and industry developers. So, no extra expenses required for an architect or engineer.

REGEN's processing plant will not just generate additional revenue, but it will also serve as a showcase to market the plant schematic and all of our proprietary equipment.



Our goal for production of industrial hemp is to contract with farmers for **10,000 - 18,000 acres** of yearly crop volume.

Projections

- For 2022, we project accepting deposits for two REGEN Mini Decorticators while completing field trials.

- For 2023, we project accepting deposits for eight REGEN Mini Decorticators. In 2023, we expect REGEN equipment to be in full operation with sales of 10 REGEN Mini decorticators, deliverable in 2024.

- We anticipate selling 50 units (different configurations based on customer needs) in 2024, 75 units in 2025, 100 units in 2026, and 125 units in 2027 for a total of 360 units. Once the industry growing pains are aligned and the industrial hemp acreage expands, we anticipate a 30% annual increase above current sales.

Sustainability

There are so many miraculous properties of industrial hemp.

1. An acre of industrial hemp produces more oxygen than 25 acres of trees.

2. It also eats CO2; 1.63 tons of CO2 per ton of industrial hemp grown.

3. Manufacturing products with industrial hemp instead of petrol or ore avoids CO2. Called "Avoidance".

4. Manufacturing hempcrete products, hemp bricks, hempcrete houses, insulation, rebar, vehicle bodies & parts, surf boards, skateboards, snowboards, is capturing CO_2 long term.

5. Reduces inputs like burning coal, gas, or electricity, as well as costs & pollution.

6. Hemp Graphene Batteries: nontoxic, lightweight, hold a larger charge & fast charging. These batteries will revolutionize all transportation & renewable energy capabilities.

7. Industrial hemp makes plastic that is biodegradable. Hemp makes all paper products.

8. Farming industrial hemp remediates the soil (removes toxins such as radiation) and is weed and pest resistant. Less fuel & no pesticides.

9. Provides the most nutritious grain on Earth with 18% protein & more!

THE TEAM AND PARTNERS

REGEN Industrial Hemp USA is composed of talented, dedicated people who have formed a collaborative effort!



Jane Burnes Leverenz, CEO, Founder, and majority owner of REGEN Industrial Hemp USA, is a career visionary & entrepreneur of 32 years. Jane developed and created five businesses during her career. Jane has contributed to her local and state community in a number of ways. Jane is experienced with multi-faceted business practices and a developer of Team Players. She considers Industrial Hemp to be the biggest opportunity to revitalize the US economy, and a true game-changer on a global scale. Jane has a record of successfully implementing new ideas and accomplishing her goals.



Dr. Liane Gale, a research and development consultant to REGEN, is a former agricultural research scientist, doing research in interdisciplinary collaborations at several major land-grant universities and the USDA. More recently, her professional focus was on K-12 education, in addition to political and activist endeavors, where she often assumed leadership positions. She is dedicated to a future of justice and equity and sees the enormous potential of what hemp has to offer.



Jack Frechette, an advisor to REGEN, has received a hands-on education on sustainable agriculture. Jack and his wife started their own farm in Hinckley, MN. They have also founded a non-profit to organize surplus meat into donations and prepared meals to help tackle the growing food insecurity in their area during the pandemic.

 **Lois Kunze, a professional advisor to REGEN, has done accounting and taxes for 45 years and has owned her own firm for 35 years. Growing up on a dairy farm and marrying a dairy farmer, she has a unique perspective on farming and realizes the importance of this project for the crop farmers' bottom line. Lois supports the potential of REGEN Industrial Hemp USA for regeneration of the land and the impact of growing industrial hemp for CO2 sequestration and oxygen creation.**

For further information check out our webpage.

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Exhibit E

Limited Liability Company Agreement

See attached.

LIMITED LIABILITY COMPANY AGREEMENT

OF

HEMP MADE USA LLC

A MINNESOTA LIMITED LIABILITY COMPANY

Dated as of November 19, 2019

TABLE OF CONTENTS

EXHIBIT A – Member Schedule

LIMITED LIABILITY COMPANY AGREEMENT

OF

HEMP MADE USA LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement") of Hemp Made USA LLC, a Minnesota limited liability company (the "Company"), dated effective as of November 19, 2019, is entered into by the Company and Jane Burns Leverenz (the "Member").

RECITALS :

A.   Pursuant to the filing of the Articles of Organization of the Company with the office of the Minnesota Secretary of State, the Company was formed as a limited liability company in accordance with the Minnesota Revised Uniform Limited Liability Company Act (Minn. Stat. Ann. §322C.0101 et seq.), as the same may be amended from time to time (the "Act").

B.   The Member desires to enter into a written limited liability company agreement for the purpose of governing the affairs of the Company and the conduct of its business.

ARTICLE I
DEFINED TERMS

The terms used in this Agreement with their initial letters capitalized shall, unless the context otherwise requires, have the meanings specified in this ARTICLE I. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, as the context requires. Wherever used in this Agreement, unless another meaning is explicitly indicated by the context:

"Act" means the Minnesota Revised Uniform Limited Liability Company Act, as it is defined in the recitals to this Agreement.

"Agreement" means this Limited Liability Company Agreement, as it may be amended or restated from time to time, including all exhibits hereto.

"Articles of Organization" means the Articles of Organization of the Company filed in the Office of the Secretary of State of Minnesota, as amended from time to time in accordance with the terms hereof and the Act.

"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the laws of, or are in fact closed in, the State of Minnesota.

"Capital Account" has the meaning given in SECTION 3.1(b).

"Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations promulgated thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of the Code, as the same may be adopted.

"Fiscal Year" has the meaning given in SECTION 4.3.

"Gross Asset Value" with respect to any asset, the asset's adjusted basis for U.S. federal income tax purposes, except that the initial Gross Asset Value of any asset contributed by the Member to the Company shall be the gross fair market value of such asset, as determined by the Manager; the Gross Asset Value of any property of the Company distributed to the Member shall be adjusted to equal the gross fair market value of such property on the date of distribution as determined by the Manager; and the Gross Asset Values of assets of the Company shall be increased (or decreased) to the extent the Manager determines that such adjustment is necessary or appropriate to comply with the requirements of Treasury Regulations Section 1.704-1(b)(2)(iv). The Manager shall, in its sole and absolute discretion, use such method as it deems reasonable and appropriate to allocate the aggregate of the Gross Asset Value of assets contributed in a single or integrated transaction among each separate property on a basis proportional to their fair market values.

"Indemnitee" means (i) the Company's Manager, officers, and employees, and (ii) any other Persons (including affiliates of the Manager or the Company) as the Manager may designate from time to time, in its sole and absolute discretion.

"Interest" means a limited liability company interest in the Company and includes any and all benefits to which the holder of such a limited liability company interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement.

"Liquidating Event(s)" means those events described in SECTION 9.1 hereof which, upon their occurrence, will cause the Company to dissolve and its affairs to be wound up.

"Liquidator" means that Person (either the Manager or, in the event there is no remaining Manager, any Person appointed by the Member) described in SECTION 9.3 hereof responsible for overseeing the winding up and dissolution of the Company.

"Manager" has the meaning set forth in SECTION 6.1(a) hereof.

"Net Income" means the net income that the Company generates with respect to a Fiscal Year, as determined for federal income tax purposes; provided, however, that such income (i) shall be increased by the amount of all income during such period that is exempt from federal income tax, and (ii) shall be decreased by the amount of all expenditures that the Company makes (including the Company's share of any such expenditure made by the Member) during such period that are not deductible for federal income tax purposes and that do not constitute capital expenditures. If the Gross Asset Value of an asset that is contributed to the Company (or, if the Gross Asset Value is adjusted pursuant to Treasury Regulations Section 1.704 1(b)(2)(iv)(f), such adjusted Gross Asset Value) differs from its adjusted basis for federal, state, or local income tax purposes, the amount of depreciation, amortization, and other costs recovery deductions shall be determined in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g), and the amount of gain or loss from a disposition of such asset shall be computed by reference to such Gross Asset

Value or such adjusted Gross Asset Value. If the Gross Asset Value of an asset is adjusted pursuant to Treasury Regulations Section 1.704 1(b)(2)(iv)(f), the adjustment amount shall be treated as gain or loss from the disposition of the asset.

"Net Loss" means the net loss the Company generates with respect to a Fiscal Year, as determined for federal income tax purposes; provided, however, that such loss (i) shall be decreased by the amount of all income during such period that is exempt from federal income tax, and (ii) shall be increased by the amount of all expenditures that the Company makes (including the Company's share of any such expenditure made by the Member) during such period that are not deductible for federal income tax purposes and that do not constitute capital expenditures. If the Gross Asset Value of an asset that is contributed to the Company (or, if the Gross Asset Value is adjusted pursuant to Treasury Regulations Section 1.704 1(b)(2)(iv)(f), such adjusted Gross Asset Value) differs from its adjusted basis for federal, state, or local income tax purposes, the amount of depreciation, amortization, and other cost recovery deductions shall be determined in accordance with Treasury Regulations Section 1.704 1 (b)(2)(iv)(g), and the amount of gain or loss from a disposition of such asset shall be computed by reference to such Gross Asset Value or such adjusted Gross Asset Value. If the Gross Asset Value of an asset is adjusted pursuant to Treasury Regulations Section 1.704 1(b)(2)(iv)(f), the adjustment amount shall be treated as gain or loss from the disposition of the asset.

"Person" means and includes any individual, partnership, joint venture, corporation, estate, trust, or other entity.

"Tax Matters Partner" has the meaning given in SECTION 4.4.

"Transfer" means any act by the Member (or the Member's executor, administrator, or personal representative) to sell, assign, transfer, offer to transfer, convey or otherwise dispose of, encumber, pledge, convey or hypothecate all or any part of its Interest.

"Treasury Regulations" means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time, and any successor provisions.

"Unit" has the meaning given in SECTION 3.2.

ARTICLE II
ORGANIZATIONAL MATTERS

SECTION 2.1.   Formation; Name. The Company was formed upon the execution and filing with the Secretary of State of the State of Minnesota of the Articles of Organization. This Agreement shall be effective as of the date hereof. The name of the Company shall be Hemp Made USA LLC, or such other name as the Manager may from time to time hereafter designate in accordance herewith and the Act. The Manager shall cause to be executed and filed such further certificates, notices, statements, or other instruments required by law for the operation of a limited liability company in all jurisdictions where the Company is required to or in which the Manager desires that the Company qualify or be authorized to do business as a foreign limited liability company, or as otherwise necessary to carry out the purpose of this Agreement and the business of the Company.

SECTION 2.2.   Purpose of the Company. The purpose of the Company shall be to engage in any lawful business, act, or activity permitted by the Act. The Company shall possess and may exercise all of the powers and privileges granted by the Act, by any other law, or by this Agreement (if not prohibited by the Act), together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion, or attainment of the business purposes or activities of the Company.

SECTION 2.3.   Offices; Registered Agent. The principal office of the Company, and such additional offices as the Company may determine to establish, shall be located at such place or places inside or outside the State of Minnesota as the Manager may designate from time to time. The registered office of the Company in the State of Minnesota is located at 24789 LONE PINE ROAD, HINCKLEY MN55037.

SECTION 2.4.   Term. The term of the Company commenced on the date its Articles of Organization was filed with the office of the Secretary of State of the State of Minnesota and shall continue until terminated in accordance with the terms of this Agreement or the Act.

SECTION 2.5.   Liability to Third Parties. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and no Member, Manager or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or acting as a Manager or officer of the Company. Notwithstanding any provision of this Agreement to the contrary, the Member, in its sole and absolute discretion, may guarantee all or any portion of any debt, obligation, or liability of the Company; provided, however, that unless set forth herein to the contrary, such guaranty(ies) shall not be deemed a capital contribution to the Company.

ARTICLE III
CAPITAL; UNITS

SECTION 3.1.   Capital.

(a)   Initial Capital Contributions. The Member has contributed to the Company the monies or property set forth opposite the Member's name on attached EXHIBIT A as such Member's initial capital contribution to the Company.

(b)   Capital Accounts. A separate capital account ("Capital Account") shall be maintained for the Member in accordance with Section 704(b) of the Code, and the Treasury Regulations promulgated thereunder, including, without limitation, Treasury Regulations Section 1.704-1(b)(2)(iv).

(c)   Changes to Capital Accounts. The Capital Account for the Member shall consist of the Member's initial capital contribution, increased by any additional capital contributions made by the Member, by the Member's share of Company profits and by the amount of any Company liabilities which the Member is deemed to assume or which are secured by any Company property distributed to the Member, and decreased by the Member's share of Company losses, by any distributions to the Member and by the amount of any liabilities of the Member which the Company is deemed to assume or which are

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secured by property contributed by the Member to the Company. For purposes of this Agreement, as indicated above, the initial capital contribution of the Member shall be the dollar value set forth opposite the Member's name on attached EXHIBIT A. A transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the transferred Units.

(d)   Additional Capital Contributions. No additional capital contributions shall be required over and above those specifically referred to in SECTIONS 3.1(a) through 3.1(c) above. The Member may make additional contributions to the Company provided that such contributions are recorded in writing deposited in the Company's books and records.

(e)   Creditors. A creditor who makes a nonrecourse loan to the Company shall not have or acquire, at any time as a result of making the loan, any direct or indirect interest in the profits, capital or property of the Company other than as a creditor.

SECTION 3.2.   Units. Limited liability company interests in the Company held by the Member shall be represented by "Units."

SECTION 3.3.   Issuance of Additional Units. Additional members may be admitted to the Company as Members, and Units may be created and issued to those persons, by resolution of the Manager. Any admission of an additional member is effective only after such new member has executed a counterpart to or an agreement to be bound unconditionally to this Agreement.

ARTICLE IV
ALLOCATION OF NET INCOME AND NET LOSSES

SECTION 4.1.   General. All of the Net Income, Net Losses, and individual items of income, gain, loss, deduction, and tax credits for each Fiscal Year of the Company will be allocated to the Member.

SECTION 4.2.   Books of Account. The Company shall keep complete and accurate records and accounts necessary or convenient to record the Company's business and affairs and sufficient to record the determination and allocation of all items of income, gain, loss, deduction and credit, distributions, and other amounts as may be provided for herein, including records and accounts of all Company revenues and expenditures and of the acquisition, ownership and disposition of all assets of the Company.

SECTION 4.3.   Fiscal Year. The fiscal year of the Company shall end on the 31st day of December of each year (the "Fiscal Year").

SECTION 4.4.   Tax Matters Partner. The Member shall act as the Tax Matters Partner for the Company (the "Tax Matters Partner") in accordance with the definition of "tax matters partner" set forth in Code Section 6231.

ARTICLE V
DISTRIBUTIONS

SECTION 5.1.   Distributions. Distributions will be made to the Member at the times and in the aggregate amounts determined by the Manager in its sole and absolute discretion. Notwithstanding any provision to the contrary contained in this Agreement, the Company will not make a distribution to the Member on account of the Member's Interest in the Company if such distribution would violate the Act or other applicable law.

ARTICLE VI
MANAGEMENT AND OPERATION OF THE COMPANY

SECTION 6.1.   Manager.

(a)   General. Subject to the provisions of the Articles of Organization and this Agreement relating to actions required to be approved by the Member, the business and affairs of the Company shall be managed by or under the direction a "Manager" within the meaning of Section 322C.0102 Subd. 13 of the Act, and the Company shall be "Manager-managed limited liability company" within the meaning of Section 322C.0102 Subd. 14 of the Act. The Manager may delegate the day-to-day operations of the business of the Company to officers appointed pursuant to SECTION 6.2; provided, the business and affairs of the Company shall be managed and all Company power shall be exercised under the ultimate direction of the Manager.

(b)   Authority of Manager. Except as otherwise provided in this Agreement, the business and affairs of the Company shall be managed by or under the direction of the Manager. The Company's Manager shall be the Company's sole Manager unless and until the number of Managers is increased by the Member. The Manager shall be selected and take action on behalf of the Company as provided below:

(i)   Selection of Manager. The Member shall appoint the Manager in the Member's sole and absolute discretion. The initial Manager shall be Jane Burns Leverenz.

(ii)   Action of Managers. The Manager shall act on behalf of and in the best interests of the Company as the Manager determines in its sole and absolute discretion.

SECTION 6.2.   Officers.

(a)   General. The Manager may, but need not, appoint one or more officers of the Company, which may include, but shall not be limited to, chief executive officer, chief operating officer, president, one or more executive vice presidents or vice presidents, secretary, treasurer or chief financial officer, and such other officers as deemed necessary by the Manager. The Manager may delegate its day-to-day management responsibilities to any such officers, and such officers shall have the authority to contract for, negotiate on behalf of, and otherwise represent the interests of the Company as authorized by the Manager. Each officer shall perform such duties and have such powers as the Manager shall designate from time to time. Each officer shall hold office at the pleasure of the Manager and until its successor shall have been duly appointed and qualified, unless sooner removed. Any individual may hold any number of offices.

(b)   Duties and Powers of the Chief Executive Officer. Subject to the control of the Manager, the chief executive officer shall have general and active management authority over the business of the Company and shall see that all orders and resolutions of the Member and Manager are carried into effect. He or she shall have the general powers and duties of management usually vested in the chief executive officer of a corporation, and shall have such other powers and duties as may be prescribed by the Manager or this Agreement. The chief executive officer may execute bonds, mortgages, and other contracts, except where required or permitted by law to be otherwise signed and executed, and except where the signing and execution thereof shall be expressly delegated by the Manager to some other officer or agent of the Company.

(c)   Duties and Powers of the Chief Operating Officer. Unless otherwise provided by resolution of the Manager, the chief operating officer shall have such powers and duties customarily vested in the chief operating officer of a corporation. In general, the chief operating officer shall have such powers and duties as are from time to time assigned to him or her by the chief executive officer or as the Manager, by resolution, may from time to time prescribe.

(d)   Duties and Powers of the Chief Financial Officer/Treasurer. The chief financial officer/treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Company, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, and interests in the Company. The books of account shall at all reasonable times be open to inspection by the Manager. The chief financial officer/treasurer shall perform such other duties and shall have such other responsibility and authority as may be prescribed elsewhere in this Agreement or from time to time by the Manager. The chief financial officer/treasurer shall have the general duties, powers and responsibility of a chief financial officer of a corporation, and shall be the chief financial and accounting officer of the Company. If the Manager chooses to elect an assistant treasurer or assistant treasurers, the assistant treasurers in the order of their seniority shall, in the absence, disability, or inability to act of the chief financial officer, perform the duties and exercise the powers of the chief financial officer, and shall perform such other duties as the Manager may from time to time prescribe.

ARTICLE VII
INDEMNIFICATION

SECTION 7.1. General.

(a) To the fullest extent permitted by law, the Company shall indemnify, hold harmless, and defend each Indemnitee from and against any and all losses, claims, damages, liabilities, whether joint or several, expenses (including legal fees and expenses), judgments, fines and other amounts paid in settlement, incurred, or suffered by such Indemnitee, as a party or otherwise, in connection with any threatened, pending, or completed claim, demand, action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal, arising out of or in connection with the business or the operation of the Company if the Indemnitee's conduct:

(i) was not a breach of the Indemnitee's duty of loyalty to the Company or the Member;

(ii) did not include acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law; and

(iii) did not include any transaction from which the Indemnitee derived an improper personal benefit.

(b) An Indemnitee shall have the right to employ separate counsel in any action as to which indemnification may be sought under any provision of this Agreement and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnitee unless (i) the Company has agreed in writing to pay such fees and expenses; or (ii) the Company has failed to assume the defense thereof and employ counsel within a reasonable period of time after being given the notice required above.

(c) To the fullest extent permitted by law and subject to SECTION 7.1(b), expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding subject to this ARTICLE VII shall, from time to time, be advanced by the Company before the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount unless it is determined that such Indemnitee is entitled to be indemnified therefor pursuant to this ARTICLE VII. An Indemnitee shall not be denied indemnification in whole or in part under this ARTICLE VII merely because the Indemnitee had an interest in the transaction with respect to which the indemnification applies, if the transaction was not otherwise prohibited by the terms of this Agreement and the conduct of the Indemnitee satisfied the conditions set forth in SECTION 7.1(a).

SECTION 7.2. No Member Liability. Any indemnification provided under this ARTICLE 7 shall be satisfied solely out of assets of the Company as an expense of the Company. The Member shall not be subject to personal liability by reason of these indemnification provisions.

SECTION 7.3. Settlements. The Company shall not be liable for any settlement of any such action effected without its written consent, but if settled with such written consent, or if there is a final judgment against the Indemnitee in any such action, the Company agrees to indemnify and hold harmless the Indemnitee to the extent provided above from and against any loss, claim, damage, liability, or expense by reason of such settlement or judgment.

ARTICLE VIII
TRANSFER OF THE MEMBER'S INTEREST

SECTION 8.1. General. The Member may Transfer in whole or in part the Member's Interest, provided that such Transfer shall be made in writing and be delivered to the Company promptly upon the effectiveness of such Transfer. If the Member transfers any part of its Interest in the Company pursuant to this SECTION 8.1, the transferee will be admitted to the Company upon its execution of an instrument in form and substance satisfactory to the Manager signifying its agreement to be bound by the terms and conditions of this Agreement. Any Transfer that is not made pursuant to and in accordance with the terms and conditions of this Agreement shall be void and of no effect and shall vest no right, title, or interest in the transferee.

ARTICLE IX
DISSOLUTION AND LIQUIDATION

SECTION 9.1. Dissolution. The Company shall be dissolved upon the happening of any of the following events (each, a "Liquidating Event"):

(a) upon the election of the Manager; or

(b) a judicial dissolution of the Company pursuant to Section 322C.0701 of the Act.

No other event, including the retirement, withdrawal, insolvency, liquidation, dissolution, insanity, resignation, expulsion, bankruptcy, death, incapacity, or adjudication of incompetency of the Member shall cause the dissolution of the Company.

SECTION 9.2. Filing of Certificate of Cancellation. If the Company is dissolved, the Manager shall promptly file a Certificate of Cancellation with the Secretary of State.

SECTION 9.3. Winding Up.

(a) Upon the occurrence of a Liquidating Event, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets (subject to the provisions of SECTION 9.3(b) below), and satisfying the claims of its creditors and Member. No Member shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs. Any Person elected by the Member (the "Liquidator") shall be responsible for overseeing the winding up and dissolution of the Company and shall take full account of the Company's liabilities and assets, and the Company assets shall be liquidated as promptly as is consistent with obtaining the fair market value thereof, and the proceeds therefrom shall be applied and distributed in accordance with ARTICLE V hereof.

(b)   Notwithstanding the provisions of SECTION 9.3(a) hereof requiring liquidation of the assets of the Company but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or would cause undue loss to the Member, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Company (including to the Member as creditor) and/or distribute to the Member, in lieu of cash and in accordance with the provisions of SECTION 9.3(a) hereof, undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Member, and shall be subject to such conditions relating to the disposition and management of such assets as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such assets at such time. The Liquidator shall determine the fair market value of any asset distributed in kind using such reasonable method of valuation as it may adopt.

(c)   As part of the liquidation and winding-up of the Company, the Liquidator may sell Company assets only with the consent of the Manager, and solely on an "arm's-length" basis, at the best price and on the best terms and conditions as the Liquidator in good faith believes are reasonably available at the time.

(d)   The Manager shall not receive any additional compensation for any services performed pursuant to this ARTICLE IX but shall be reimbursed for any expenses incurred on behalf of the Company.

SECTION 9.4.   Compliance with Timing Requirements of Regulations. In the event the Company is "liquidated" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g) and the Member has a positive Capital Account, distributions shall be made pursuant to this ARTICLE IX to the Member in compliance with Treasury Regulations Section 1.704-1(b)(2)(ii)(b)(2).

SECTION 9.5.   Documentation of Liquidation. Upon the completion of the liquidation of the Company cash and assets as provided in SECTION 9.3 hereof, the Company shall be terminated and the Certificate and all qualifications of the Company as a foreign limited liability company in any jurisdiction shall be canceled and such other actions as may be necessary to terminate the Company shall be taken. The Liquidator shall have the authority to execute and record any and all documents or instruments required to effect the dissolution, liquidation, and termination of the Company.

SECTION 9.6.   Reasonable Time for Winding-Up. A reasonable time shall be allowed for the orderly winding-up of the business and affairs of the Company and the liquidation of its assets pursuant to SECTION 9.3 hereof, in order to minimize any losses otherwise attendant to such winding-up.

SECTION 9.7.   Liability of the Liquidator. The Liquidator shall be indemnified and held harmless by the Company from and against any and all claims, demands, liabilities, costs, damages, and causes of action of any nature whatsoever arising out of or incidental to the

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Liquidator's taking of any action authorized under or within the scope of this Agreement; provided, however, that the Liquidator shall not be entitled to indemnification and shall not be held harmless where the claim, demand, liability, cost, damage, or cause of action at issue arises out of:

> (i) a matter entirely unrelated to the Liquidator's action or conduct pursuant to the provisions of this Agreement; or

> (ii) the proven willful misconduct or gross negligence of the Liquidator.

ARTICLE X
MISCELLANEOUS

SECTION 10.1. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Minnesota, without regard to the principles of conflicts of law. The laws of the State of Minnesota shall be applied in construing the Agreement.

SECTION 10.2. Waiver of Jury Trial. THE COMPANY AND THE MEMBER HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

SECTION 10.3. Amendments and Waivers. This Agreement may not be modified, altered, supplemented, or amended (by merger, repeal, or otherwise) except pursuant to a written agreement executed and delivered by the Member.

SECTION 10.4. Notices. All notices required or permitted to be given hereunder shall be in writing and may be delivered by hand, by facsimile, by private courier, or by United States mail. Notices delivered by mail shall be deemed delivered five (5) business days after being deposited in the United States mail, postage prepaid, registered or certified mail, return receipt requested. Notices delivered by hand, by facsimile, or by private carrier shall be deemed given on the business day following receipt (unless such day is a Saturday, Sunday, or national holiday, in which case such notice shall be deemed given on the next business day); provided, however, that a notice delivered by facsimile shall only be effective if such notice is also delivered by hand, or deposited in the United States mail, postage prepaid, registered or certified mail, on or before two (2) business days after its delivery by facsimile. All notices to the Company shall be delivered to the address set forth on EXHIBIT A (or at such other address for a party as shall be specified by like notice, except that notices after giving of which there is a designated period within which to perform an act and notices of changes of address shall be effective only upon receipt). Notice of change of address shall be effective only when done in accordance with this SECTION 10.4.

SECTION 10.5. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof and thereof, except for contracts and agreements referred to herein.

SECTION 10.6. Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the

11

economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible within a reasonable period of time.

SECTION 10.7. Counterparts. This Agreement may be executed in one or more counterparts and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

SECTION 10.8. Headings: Exhibits. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All exhibits and annexes attached hereto are incorporated in and made a part of this Agreement as if set forth in full herein.

SECTION 10.9. Successors and Assigns. This Agreement shall be binding upon the transferees, successors, assigns, and legal representatives of the parties to this Agreement.

SECTION 10.10. Preparation of Agreement. This Agreement was prepared by Messerli Kramer P.A. as legal counsel for the Company, who does also represent the Member. Each party has had the opportunity to consult with and has been represented by legal counsel of its own choice in connection with the meaning, interpretation, negotiation, drafting and effect of this Agreement. The normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any exhibits or amendments hereto.

SECTION 10.11. Pronouns and Plurals. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns, and verbs shall include the plural and vice versa. Any references in this Agreement to "including" shall be deemed to mean "including without limitation."

SECTION 10.12. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns.

SECTION 10.13. Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Company.

SECTION 10.14. Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein shall not be affected thereby.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the Member has caused this Limited Liability Company Agreement to be executed as of the day and year first written above.

MEMBER:

Jane Burns Leverenz

Signed: _Jane Burns Leverenz_

[signature page to Hemp Made USA LLC Operating Agreement]

EXHIBIT A

MEMBER CAPITAL CONTRIBUTION, UNITS, AND INTEREST PERCENTAGE

Name and Address	Initial Capital Contribution	Units	Interest Percentage
Jane Burnes Leverenz 24789 LONE PINE ROAD Hinckley MN 55037	$100	100	100.0000%
TOTAL:	$100	100	100.0000%

EXHIBIT A
TO
REGEN INDUSTRIAL HEMP USA, LLC
LIMITED LIABILITY COMPANY AGREEMENT

MEMBER CAPITAL CONTRIBUTION, UNITS, AND
OWNERSHIP INTEREST PERCENTAGE

Updated as of July 29, 2022

Name and Address	Initial Capital Contribution	Units	Interest Percentage
Jane Burnes Levernez 24789 Lone Pine Road Hinckley, MN 55037	$100	10,000,000	100.00%
TOTAL:	$100	10,000,000	100.00%